BLUGRASS ENERGY INC.
13465 Midway Road, Suite 322, LB 10
Dallas, TX  75244

November 2, 2011

Mr. David R. Humphrey
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re: Blugrass Energy Inc.

Dear Mr. Humphrey:

We have received your October 25, 2011 comments letter with regard to the 2010 10-K, 2010 10-KT, and 2011 first quarter 10-Q.  We are now working on our third quarter 10-Q.  We will be then move to respond to your comments, and plan to respond no later than December 12, 2011.

If you need additional information, I can be contacted at 972-404-9995.

Sincerely,

/s/ Abram Janz
Abram Janz
President and Chief Executive Officer